August 20, 2018

Xianfu Han
Chief Executive Officer
China Advanced Construction Materials Group, Inc./Cayman
9 North West Fourth Ring Road
Yingu Mansion Suite 1708
Haidian District Beijing
People's Republic of China

       Re: China Advanced Construction Materials Group, Inc./Cayman
           Registration Statement on Form
           Filed July 24, 2018
           File No. 333-226308

Dear Mr. Han:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 filed July 24, 2018

Director Compensation, page 26

1. Provide the information specified in paragraph (r)(2) of Item 402 of Regulation S-K concerning the compensation of the directors for your last completed fiscal year, that is, 2018. See Item 11 of Schedule 14A.
Summary Executive Compensation Table, page 27

2. Provide the information specified in paragraph (n)(2) of Item 402 of Regulation S-K
 Xianfu Han
FirstName LastNameXianfu Han
China Advanced Construction Materials Group, Inc./Cayman
Comapany NameChina Advanced Construction Materials Group, Inc./Cayman
August 20, 2018
August 20, 2018 Page 2
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FirstName LastName
         concerning the compensation of the named executive officers for your last two completed fiscal years, that is, 2018 and 2017. See Item 11 of Schedule 14A. Transactions with Related Party, page 30

3. Please disclose the material terms of your agreement with Beijing Lianlv Technical
         Group Ltd. and file the agreement as an exhibit to your registration statement. See Item
         601(b)(10) of Regulation S-K.
Where You Can Find Additional Information, page 53

4. Under a separate caption, incorporate by reference your latest annual report on Form 10-K and the other reports specified by Item 11(a)(2) of Form F-4. Additionally, provide the disclosure specified by Item 11(b) of Form F-4.
Signatures, page II-3

5. The registration statement must be signed also by your principal accounting officer or controller. Further, any person who occupies more than one of the specified offices, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See Instructions 1 and
         2 for signatures on Form F-4, and revise.
General

6. To the extent that our comments on the Form F-4 are applicable to the preliminary proxy statement, please make conforming changes.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kevin Stertzel (Staff Accountant) at (202)-551-3723 or John
Cash (Accounting Branch Chief) at (202)-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly (Staff Attorney) at
202-551-3728 or Asia Timmons-Pierce (Special Counsel) at (202)-551-3754 with any other questions.



                                                              Sincerely,
 Xianfu Han
China Advanced Construction Materials Group, Inc./Cayman
August 20, 2018
Page 3
FirstName LastNameXianfu Han
                                                       Division of Corporation
Finance
Comapany NameChina Advanced Construction Materials Group, Inc./Cayman
                                                       Office of Manufacturing
and
August 20, 2018 Page 3                                 Construction
FirstName LastName